Exhibit 99.1

Sapiens Reports Second Quarter 2022 Financial Results

August 3, 2022 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced its financial results for the second quarter ended June 30, 2022.

Summary Results for Second Quarter 2022 (USD in millions, except per share data)

	GAAP				Non-GAAP
	Q2 2022	Q2 2021	% Change		Q2 2022	Q2 2021	% Change
Revenue	$118.6	$114.4	3.7%		$118.6	$115.0	3.1%
Gross Profit	$50.2	$46.6	7.6%		$53.2	$51.7	2.9%
Gross Margin	42.3%	40.8%	150	bps	44.9%	45.0%	-10	bps
Operating Income	$16.9	$13.2	28.4%		$20.7	$19.8	4.8%
Operating Margin	14.3%	11.5%	280	bps	17.5%	17.2%	30	bps
Net Income (*)	$11.9	$10.4	14.5%		$15.0	$16.0	-6.2%
Diluted EPS	$0.21	$0.19	10.53%		$0.27	$0.29	-6.9%

(*)	Attributable to Sapiens’ shareholders

“Revenue in the second quarter of 2022, on a non-GAAP basis, amounted to $118.6 million, up 3.1% from the second quarter of 2021. On a constant currency basis, our organic growth rate compared to Q2 of 2021 was 8.9%. Sapiens unique business model is proven to be strong and especially now. Our strength is continuously growing while improving profit, with core offerings across the board as well as our direct and long-lasting relationships with our strong customer base,” stated Roni Al-Dor, President and CEO of Sapiens.

“We see an increase in our pipeline in North America, and we have a very strong pipeline in Europe and rest of the world,” continued Roni Al Dor. “Sapiens lowered today its revenue guidance range from $495 – $500 million to $480 - $485 million for 2022 along with an increase in profit margin from a range of 17.4% - 17.6%, to a range of 17.5% - 17.7%. This revenue change is primarily due to FX headwinds as well as the shift with a of a major European deal. Based on a constant currency basis of the year 2021, our revenue growth rate for the year 2022 would have been 9.5%.”

“We announced today that the board of directors has approved the distribution of a cash dividend of $0.23 per share, or $12.7 million in total for the first six months of 2022.” concluded Mr. Al-Dor.

The dividend is in line with the Company’s revised policy of distributing on a semi annual basis up to 40% of its annual non-GAAP net income. The dividend will be paid on August 30, 2022 to Sapiens’ shareholders of record as of August 17, 2022.

The dividend is subject to withholding of Israeli tax at source at the rate of 25% of the dividend amount payable to Israeli individual, and non-Israeli, shareholders of record.

Management will host a conference call and webcast today, August 3rd, 2022 at 9:30 a.m. Eastern Time (4:30 pm in Israel) to review and discuss Sapiens’ results.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1-888-642-5032; International: +972-3-918-0609; UK: 0-800-917-5108

The live webcast of the call can be viewed on Sapiens’ website at: https://veidan.activetrail.biz/sapiensq2-2022. A replay of the call will be available one business day following the completion of the event, at the same link for 90 days.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributed to Sapiens shareholders, non-GAAP basic and diluted earnings per share, Adjusted EBITDA and Adjusted Free Cash-Flow.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens' financial condition and results of operations. The Company's management uses these non-GAAP measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred revenue, amortization of capitalized software development and other intangible assets, capitalization of software development, stock-based compensation, compensation related to acquisition and acquisition-related costs, restructuring and cost reduction costs, and tax adjustments related to non-GAAP adjustments.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net profit, adjusted to eliminate valuation adjustment on acquired deferred revenue, stock-based compensation expense, depreciation and amortization, capitalization of software development costs, compensation expenses related to acquisition and acquisition-related costs, restructuring and cost reduction costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies as well, in order to help investors understand the operational performance of their business.

The Company uses Adjusted EBITDA as a measurement of its operating performance, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflects an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business. The Company uses Adjusted Free Cash-Flow as a measurement of its operating performance, and reconciles cash-flow from operating activities to Adjusted Free Cash-Flow, while reducing the amounts for capitalization of software development costs and capital expenditures. The Company adds back cash payments made for former acquisitions in respect of future performance targets and retention criteria as determined upon acquisition date of the respective acquired company, which were included in the cash-flow from operating activities. We believe that Adjusted Free Cash-Flow is useful in evaluating our business, because Adjusted Free Cash-Flow reflects the cash surplus available to fund the expansion of our business.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative and agile. Backed by more than 35 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management.  For more information visit www.sapiens.com or follow us on LinkedIn.

Investor Contact Dina Vince Head of Investor Relations Dina.Vince@sapiens.com	Media Contact Shay Assaraf Chief Marketing Officer Shay.assaraf@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, and are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, which we filled with the SEC on March 31, 2022, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	118,582	114,406	236,277	223,998
Cost of revenue	68,416	67,782	136,694	133,118

Gross profit	50,166	46,624	99,583	90,880

Operating expenses:
Research and development, net	14,451	13,267	28,601	26,355
Selling, marketing, general and administrative	18,805	20,183	37,524	38,986
Total operating expenses	33,256	33,450	66,125	65,341

Operating income	16,910	13,174	33,458	25,539

Financial and other expenses, net	2,467	69	2,119	584
Taxes on income	2,512	2,688	5,450	4,637

Net income	11,931	10,417	25,889	20,318

Attributable to non-controlling interest	21	13	53	80

Net income attributable to Sapiens' shareholders	11,910	10,404	25,836	20,238

Basic earnings per share	0.22	0.19	0.47	0.37

Diluted earnings per share	0.21	0.19	0.46	0.36

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	55,110	54,754	55,101	54,722

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	55,572	55,548	55,602	55,558

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP revenue	118,582	114,406	236,277	223,998
Valuation adjustment on acquired deferred revenue	23	630	45	1,260
Non-GAAP revenue	118,605	115,036	236,322	225,258

GAAP gross profit	50,166	46,624	99,583	90,880
Revenue adjustment	23	630	45	1,260
Amortization of capitalized software	1,410	1,891	2,881	3,675
Amortization of other intangible assets	1,608	2,575	3,640	5,134
Non-GAAP gross profit	53,207	51,720	106,149	100,949

GAAP operating income	16,910	13,174	33,458	25,539
Gross profit adjustments	3,041	5,096	6,566	10,069
Capitalization of software development	(1,621)	(1,959)	(3,367)	(3,591)
Amortization of other intangible assets	1,155	1,358	2,399	2,724
Stock-based compensation	1,129	1,471	2,060	2,870
Acquisition-related costs *)	133	655	400	1,184
Non-GAAP operating income	20,747	19,795	41,516	38,795

GAAP net income attributable to Sapiens' shareholders	11,910	10,404	25,836	20,238
Operating income adjustments	3,837	6,621	8,058	13,256
Taxes on income	(768)	(1,050)	(1,618)	(2,612)
Non-GAAP net income attributable to Sapiens' shareholders	14,979	15,975	32,276	30,882

(*)	Acquisition-related costs pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as tax, accounting and legal rendered until the acquisition date.

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021

GAAP operating profit	16,910	13,174	33,458	25,539

Non-GAAP adjustments:
Valuation adjustment on acquired deferred revenue	23	630	45	1,260
Amortization of capitalized software	1,410	1,891	2,881	3,675
Amortization of other intangible assets	2,763	3,933	6,039	7,858
Capitalization of software development	(1,621)	(1,959)	(3,367)	(3,591)
Stock-based compensation	1,129	1,471	2,060	2,870
Compensation related to acquisition and acquisition-related costs	133	655	400	1,184

Non-GAAP operating profit	20,747	19,795	41,516	38,795

Depreciation	934	1,125	2,075	2,245

Adjusted EBITDA	21,681	20,920	43,591	41,040

Summary of NON-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021

Revenues	118,605	117,718	119,854	118,442	115,036
Gross profit	53,207	52,943	53,933	53,413	51,720
Operating income	20,747	20,770	21,590	21,019	19,795
Adjusted EBITDA	21,681	21,910	23,579	22,144	20,920
Net income to Sapiens' shareholders	14,979	17,298	17,681	16,976	15,975

Diluted earnings per share	0.27	0.31	0.32	0.31	0.29

Non-GAAP Revenues by Geographic Breakdown
U.S. dollars in thousands

	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021

North America	48,154	49,009	48,872	48,952	46,767
Europe	59,868	59,267	62,416	59,707	59,718
Rest of the World	10,583	9,442	8,566	9,783	8,551

Total	118,605	117,718	119,854	118,442	115,036

Adjusted Free Cash-Flow
U.S. dollars in thousands

	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021

Cash-flow from operating activities	6,615	18,330	27,386	14,556	26,845
Increase in capitalized software development costs	(1,621)	(1,746)	(2,256)	(2,064)	(1,959)
Capital expenditures	(803)	(453)	(801)	(1,082)	(1,082)
Free cash-flow	4,191	16,131	24,329	11,410	23,804

Cash payments attributed to acquisition-related costs(*) (**)	-	-	407	477	-

Adjusted free cash-flow	4,191	16,131	24,736	11,887	23,804

(*)	Included in cash-flow from operating activities

(**)	Acquisition-related payments pertain to payments on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as, tax, accounting and legal rendered until the acquisition date.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands

	June 30,	December 31,
	2022	2021
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	141,129	190,243
Short-term bank deposit	35,000	20,000
Trade receivables, net and unbilled receivables	81,409	76,261
Other receivables and prepaid expenses	12,440	13,841
Total current assets	269,978	300,345

LONG-TERM ASSETS
Property and equipment, net	13,295	14,458
Severance pay fund	4,552	5,954
Goodwill and intangible assets, net	322,827	343,283
Operating lease right-of-use assets	36,689	43,665
Other long-term assets	8,072	7,288
Total long-term assets	385,435	414,648
TOTAL ASSETS	655,413	714,993

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	11,844	5,008
Current maturities of Series B Debentures	19,796	19,796
Accrued expenses and other liabilities	71,732	76,450
Current maturities of operating lease liabilities	9,844	10,827
Deferred revenue	35,571	39,614
Total current liabilities	148,787	151,695
LONG-TERM LIABILITIES
Series B Debentures, net of current maturities	59,232	78,986
Deferred tax liabilities	14,409	15,360
Other long-term liabilities	11,127	12,144
Long-term operating lease liabilities	31,663	38,751
Redeemable non-controlling interest	90	101
Accrued severance pay	7,448	9,236
Total long-term liabilities	123,969	154,578

EQUITY	382,657	408,720

TOTAL LIABILITIES AND EQUITY	655,413	714,993

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the six months ended June 30,
	2022	2021
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	25,889	20,318
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	10,995	13,778
Accretion of discount on Series B Debentures	42	55
Capital loss from sale of property and equipment	36	36
Stock-based compensation related to options issued to employees	2,060	2,870

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables, net and unbilled receivables	(10,758)	(8,655)
Deferred tax liabilities, net	(607)	(2,822)
Other operating assets	4,151	9,453
Trade payables	7,035	1,230
Other operating liabilities	(10,662)	(5,449)
Deferred revenues	(3,090)	7,682
Accrued severance pay, net	(146)	104
Net cash provided by operating activities	24,945	38,600

Cash flows from investing activities:
Purchase of property and equipment	(1,265)	(1,903)
Proceeds from (Investment in) deposits	(15,160)	10,000
Proceeds from sale of property and equipment	9	1,011
Proceeds from (payments for) business acquisitions, net of cash acquired	(3,467)	831
Capitalized software development costs	(3,367)	(3,591)
Net cash provided by (used in) investing activities	(23,250)	6,348

Cash flows from financing activities:
Proceeds from employee stock options exercised	-	659
Distribution of dividend	(25,900)	(20,253)
Repayment of Series B Debenture	(19,796)	(19,796)
Payment of contingent considerations	-	(537)
Dividend to non-controlling interest	-	(31)
Net cash used in financing activities	(45,696)	(39,958)

Effect of exchange rate changes on cash and cash equivalents	(5,113)	(1,746)

Decrease in cash and cash equivalents	(49,114)	3,244
Cash and cash equivalents at the beginning of period	190,243	152,561

Cash and cash equivalents at the end of period	141,129	155,805

Debentures Covenants

As of June 30, 2022, Sapiens was in compliance with all of its financial covenants under the indenture for the Series B Debentures, based on having achieved the following in its consolidated financial results:

Covenant 1

▪	Target shareholders' equity (excluding non-controlling interest): above $120 million.

▪	Actual shareholders’ equity (excluding non-controlling interest) equal to $380.6 million.

Covenant 2

▪	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company's Series B Debentures) below 65%.

▪	Actual ratio of net financial indebtedness to net capitalization equal to (32.67)%.

Covenant 3

▪	Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5.

▪	Actual ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is equal to (1.05).